EXHIBIT 12.1

Calculation of Earnings to Fixed Charges

	Year ended December 31,		Three months ended December 31,		Year ended September 30,
	2003	2002	2001	2000	2001	2000	1999
Interest expensed	2,565	2,138	681	1,590	5,064	6,297	3,667
Capitalized securitization cost	625	200	—	600	600	1,000	—
Capitalized convertible debt cost	2,476	—	—	—	—	—	—
Preferred dividends adjusted to pre-tax at current tax rates	25	1,295	495	502	2,005	2,007	—

Fixed charges	5,691	3,633	1,176	2,692	7,669	9,304	3,667

Pretax income	26,180	17,907	1,156	(893)	1,419	(6,155)	(8,398)
Add: Fixed charges	5,691	3,633	1,176	2,692	7,669	9,304	3,667
Less: Preferred dividends adjusted to current tax rate	(25)	(1,295)	(495)	(502)	(2,005)	(2,007)	—

Adjusted earnings	31,846	20,245	1,837	1,297	7,083	1,142	(4,731)

Earnings to fixed charges ratio	560%	557%	156%	48%	92%	12%	-129%